Exhibit 8

September 19, 2013

Montclair Energy, LLC
500 – 3940 Montclair Road
Birmingham, Alabama 35213

Gentlemen:

This letter agreement supplements and amends the Agreement of Confidentiality, dated April 25, 2013 (the "Confidentiality Agreement"), pursuant to which Montclair Energy, LLC ("Montclair Energy") was granted access to Equal Energy Ltd.’s ("Equal" or the "Company") data room for the purpose of evaluating a potential acquisition of all of the common shares of Equal. Capitalized terms not otherwise defined in this letter shall have the meanings ascribed to such terms in the Confidentiality Agreement.

In consideration for their mutual undertakings and agreements herein, the parties agree to the following:

1)	The Company undertakes to update the information in the data room, including by adding current information regarding the detailed reports underlying the Company’s reserve estimates engineering reports and other relevant information pertaining to the Company’s assets. The Company will also provide Montclair Energy reasonable access to the Company’s senior management and personnel responsible for managing the Company’s land positions and will make commercially reasonable efforts to provide access to the authors of the Company’s technical reports and reserve estimates.
2)	Notwithstanding section 1 of the Confidentiality Agreement, Montclair Energy may disclose the Evaluation Material to any third-party considering providing financing for a transaction, including sources of possible equity or debt financing, and their Representatives. Prior to making such disclosures, Montclair Energy shall ensure confidentiality, on the same terms and conditions as contained in the Confidentiality Agreement, from such financing parties; provided, (a) that such financing parties will be permitted to retain copies of Evaluation Material in order to satisfy legal, credit, audit or regulatory requirements and (b) the period of confidentiality applicable to any such financing party that is a financial institution or fund shall be one year instead of two as provided in section 2 of the Confidentiality Agreement.
3)	Montclair Energy will continue to be bound by the restrictions in section 9 of the Confidentiality Agreement for two months after the date of this letter agreement.

Please confirm your acceptance of the foregoing terms by countersigning this letter and returning it to the undersigned.

Yours very truly,

EQUAL ENERGY LTD.

Per:	/s/ Don Klapko Don Klapko, President & CEO

Agreed this 20th day of September, 2013.

MONTCLAIR ENERGY, LLC

Per:	/s/ W. Cobb Hazelrig
W. Cobb Hazelrig, Partner